NO ACT

PE
3-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010790

March 10, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-10

Paul T. Dacier
Executive Vice President and General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Re: EMC Corporation
Incoming letter dated March 8, 2010

Dear Mr. Dacier:

This is in response to your letter dated March 8, 2010 concerning the shareholder proposals submitted to EMC by the Unitarian Universalist Association of Congregations. On February 26, 2010, we issued our response declining to express any view regarding the applicability of rule 14a-8 to the proposal relating to EMC's equal employment opportunity policy and expressing our informal view that EMC could not exclude the proposal relating to executive compensation from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our positions. After reviewing the information contained in your letter, we find no basis to reverse our previous positions.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal and Regulatory Policy

cc: Timothy Brennan
Treasurer & Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Paul T. Dacier
Executive Vice President and
General Counsel

EMC²
where information lives

March 8, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Request for Reconsideration
Shareholder Proposals of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 28, 2009, EMC Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, among other things, the Company intended to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") the following shareholder proposals:

- a proposal and statements in support thereof entitled "Gender Identity Non-Discrimination Policy" received from proponent Unitarian Universalist Association of Congregations ("UUA") (the "Non-Discrimination Proposal"), and

- a proposal and statements in support thereof entitled "Advisory Vote on Executive Compensation" received from proponent UUA (the "Say-on-Pay Proposal").

The No-Action Request indicated, among other things, our belief that the Non-Discrimination Proposal could be excluded from the 2010 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended, and that the Say-on-Pay Proposal could be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c) because the Say-on-Pay Proposal submitted by UUA was UUA's second proposal in violation of the "one-proposal" rule. Further, in response to correspondence submitted by the Proponents (the "January 22 Response"), the Company submitted a supplemental letter to the Staff on January 29, 2010, reiterating our belief that the Say-on-Pay Proposal is excludable pursuant to the "one-proposal" rule.

On February 26, 2010, the Staff issued a response to the No-Action Request stating that it did not intend to express any view regarding the applicability of Rule 14a-8 to the Non-Discrimination Proposal as "the proponent has withdrawn the [Non-Discrimination Proposal]," and that there was some basis for the exclusion of Pax World Mutual Funds as a co-proponent of the Say-on-Pay Proposal under Rule 14a-8(f), but that it was unable to concur in our view that the Say-on-Pay Proposal could be excluded under Rule 14a-8(c).

For the reasons addressed below, we respectfully request that the Staff reconsider its decision, as we continue to be of the view that the attempted withdrawal of the Non-Discrimination Proposal and UUA's submission of a second proposal is prohibited by Rule 14a-8(c). Specifically, we believe that the Staff's response is prohibited by the express language of Rule 14a-8(c), inconsistent with the purpose behind Rule 14a-8(c) and represents a position that is detrimental to the interests of companies, proponents and the Staff. In this regard, we believe that the issues raised in the January 22 Response raise significant policy issues with respect to the administration of Rule 14a-8 that should be considered.

I. The Express Language of Rule 14a-8(c) Allows a Proponent to "Submit" Only One Proposal for a Particular Shareholders' Meeting

Rule 14a-8(c) expressly states that "[e]ach shareholder may *submit* no more than one proposal to a company for a particular shareholders' meeting" (emphasis added). The Rule does not provide for the submission and withdrawal of multiple proposals. UUA submitted the Non-Discrimination Proposal on November 19, 2009, and submitted the Say-on-Pay Proposal on November 24, 2009. As such, the Say-on-Pay Proposal represents the second proposal *submitted* by UUA in connection with the Company's 2010 Annual Meeting of Shareholders. Regardless of whether the Say-on-Pay Proposal is meant to act as a replacement of the Non-Discrimination Proposal, its submission is clearly prohibited by the language of Rule 14a-8(c). *Cf., Alaska Air Group, Inc.* (avail. Mar. 5, 2009, *recon. denied* April 8, 2009) (Staff concurred with the exclusion of a single submission containing multiple proposals as in violation of the "one-proposal rule" where the company argued that once a shareholder proponent had submitted more than a single proposal it could not seek to circumvent Rule 14a-8(c) by restyling its submission).

The instant case is unlike the situation where a proponent makes a single submission involving multiple distinct actions or topics, and is permitted to cure the deficiency in the time frame set forth by Rule 14a-8(f) by modifying the submission to reduce the number of proposals to one. The instant case is also unlike the situation where the Staff has permitted a proponent to make minor revisions to its proposal that do not alter the substance of the proposal. To the contrary, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states "[i]f the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under rule 14a-8(c)." In SLB 14, the Staff notes that a motivation for its position on revision of shareholder proposals is the "increasingly large portion of [its] time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance." SLB 14. Thus, the Staff clearly contemplated situations where a proponent's second proposal is excludable under Rule 14a-8(c) when the first proposal is withdrawn. It is clear that the Say-on-Pay Proposal cannot be characterized as a minor revision to the Non-Discrimination Proposal but rather is a separate, second proposal. Once UUA submitted the Non-Discrimination Proposal, it foreclosed its ability to submit a second proposal, and its only recourse to cure its submission of multiple proposals in response to the Company's notice of the deficiency was to withdraw the second submission.

II. The One-Proposal Limitation is Intended to Reduce Company Costs

The Commission adopted the one-proposal limitation in 1983 in order "to reduce issuer cost and to improve the readability of proxy statements." Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982). The one-proposal limitation has been the rule since its adoption in 1983. Staff precedent indicates that a shareholder proponent cannot submit a proposal, withdraw that proposal and then submit another proposal before the submission deadline. As discussed in the No-Action Request, the Staff previously has granted no-action relief in similar situations where a first proposal has been substantially implemented and a proponent submits a second proposal. *See Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *The Dow Chemical Co.* (avail. Mar. 2, 2006); *Beverly Enterprises, Inc.* (avail. Feb. 7, 1991). Similarly, the Staff has granted no-action relief where a first proposal has been excluded on some other basis and a proponent has submitted a second proposal. *See Procter & Gamble Co.* (avail. Aug. 10, 2004); *Citigroup Inc.* (avail. March 7, 2002); *Motorola, Inc.* (avail. Dec. 31, 2001).

In its January 22 Response, UUA states that "[i]f an investor filed a resolution in June after the stockholder's meeting and decided to withdraw it in July, then subsequently decided to file a resolution on a different topic in September," this should be permissible. If a proponent were permitted to submit and then withdraw multiple proposals throughout the year prior to a company's shareholder proposal deadline, the purpose of Rule 14a-8(c) would be undermined, as the company would be required to expend time, money and resources on each proposal, contrary to the express intentions behind the one-proposal limitation. In the instant case, after UUA submitted the Non-Discrimination Proposal, the Company expended time, money and resources giving the Non-Discrimination Proposal the due consideration it gives to each proposal submitted to the Company, among other things, *reviewing its non-discrimination policies, reviewing the Non-Discrimination Proposal with the Board of Directors and senior management, and consulting with counsel.* While the time elapsed between submission and withdrawal in the instant case is only five days, the Staff's decision in this matter would set precedent that would be applicable even if the submission, withdrawal and submission of a new proposal are months apart. Companies should not be subjected to the uncertainty, time and expense of not being able to determine whether a proposal received from a shareholder proponent will be the one that the company ultimately must consider and seek to address.

Rule 14a-8(c) also does not contemplate withdrawal of proposals, and certainly does not contemplate the scenario UUA proposes in the January 22 Response, wherein proponents would be permitted to submit and withdraw an infinite number of proposals prior to the shareholder proposal deadline. If UUA's purported withdrawal is permitted, there will be no limit on the number of proposals a shareholder proponent could submit and withdraw, and the language and purpose of Rule 14a-8(c) will have been circumvented.

III. Commission Rules Governing the Shareholder Proposal Process Are Applicable to Proponents and Companies Alike

Rule 14a-8 provides a means by which shareholders of companies may submit shareholder proposals to be included in company proxy statements. It sets forth detailed procedures that must be followed by shareholder proponents and companies alike. These rules have been strictly enforced against both shareholder proponents and companies. *See e.g., City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline); *LNB Bancorp* (avail. Dec. 28, 2007) (providing shareholder proponent with additional time to submit proof of ownership where company's deficiency notice did not contain a statement of what would constitute appropriate documentation under Rule 14a-8(b)).

UUA asserts that the submission of the Non-Discrimination Proposal was a "clerical error." Shareholder proponents must exercise due care with respect to the submission of proposals. Creating an exception for mistakes would open a giant loophole in, and undermine the detailed requirements for, the submission of shareholder proposals as set forth in Rule 14a-8. UUA's failure to comply with the Commission's rules and failure to assess the Company's non-discrimination policy in advance of submitting the Non-Discrimination Proposal should not give it the ability to submit a second proposal on an entirely different subject matter, contrary to the treatment of revised proposals discussed above and Rule 14a-8(c)'s one-proposal limitation.

IV. Permitting the Submission and Withdrawal of Multiple Proposals Is Detrimental to Companies, Proponents and the Commission Staff

If shareholder proponents are permitted to submit and withdraw an unlimited number of proposals at any time during the year until the submission deadline, this will greatly undermine engagement between shareholder proponents and companies that often results in the withdrawal of shareholder proposals without the necessity of no-action requests to the Staff and will create burdens on the Staff in the administration of the Rule 14a-8 no-action process. This comes about because, in contrast to the instant case, the Staff has permitted exclusion of a second shareholder proposal where the company had submitted a no-action request on the first proposal before the same proponent submitted a second proposal. In *Raytheon Co.* (avail. Feb. 12, 2009), the shareholder proponent submitted a second proposal to the company later on the same day that the company submitted a no-action request to the Staff relating to the first proposal submitted by the same proponent. The Staff concurred that the company could exclude the second proposal submitted by the proponent under Rule 14a-8(c). The Staff noted that the "one-proposal limit allow[ed] the omission of a second proposal, notwithstanding the absence of notice" because the company had filed a no-action request in accordance with Rule 14a-8(j) and the proponent then submitted another proposal. The combination of *Raytheon* and the Staff response to the No-action Request appears to mean that a shareholder proponent may circumvent the one-proposal rule by withdrawing a proposal prior to the time that a company challenges the proposal through the no-action process. This will discourage the often-constructive communications between companies and shareholder proponents that result in the negotiated withdrawal or other mutually agreed upon resolution of many shareholder proposals. Instead, in cases where a company believes that a proposal is excludable under Rule 14a-8 but would like to engage in dialogue with the shareholder proponent, it will be forced as a first step, instead of as a last recourse, to submit a no-action letter to the Staff, or else run the risk of a bait-and-switch scenario. As a result, the number of no-action requests submitted to the Commission will increase dramatically.

Moreover, permitting the submission and withdrawal of multiple proposals has additional complications that will not only burden companies but could also create chaos in the Staff's administration of Rule 14a-8. The submission and withdrawal of multiple proposals will create problems with, among other things, the exclusion of proposals as duplicative pursuant to Rule 14a-8(i)(11). For example, if Proponent A submits a proposal on climate change and then Proponent B submits a similar proposal, the company may properly determine to seek to omit the second climate change proposal as duplicative pursuant to Rule 14a-8(i)(11). However, if Proponent A is free to withdraw the climate change proposal and submit a second proposal on an entirely different topic, then the company's and the Staff's ability to assess and manage the shareholder proposal process would be undermined. Depending on whether Proponent A withdraws its proposal and submits a new proposal before or after the Staff has ruled on the no-action request regarding Proposal B, the Staff would be forced to re-evaluate prior decisions or create other vague and shifting criteria on whether and when proponents are permitted to withdraw and substitute proposals. We believe that it was to avoid these types of issues that Rule 14a-8(c) is phrased in terms of limiting the number of proposals that a shareholder may *submit.*

V. Request for Reconsideration

There is no provision in Rule 14a-8 that permits a proponent to withdraw one proposal and substitute another. Accordingly, we believe that the fact that "the proponent ha[d] withdrawn the first proposal," does not change the fact that the first proposal was submitted, and that the Staff should have: (1) considered our argument that the Non-Discrimination Proposal was excludable pursuant to Rule 14a-8(i)(10) as substantially implemented; and (2) permitted the exclusion of the Say-on-Pay Proposal pursuant to the one-proposal limitation of Rule 14a-8(c). We therefore request that the Staff reconsider its February 26, 2010 response and permit the exclusion of both UUA proposals.

*****

We respectfully request expeditious consideration of our request, as the Company must begin printing its 2010 Proxy Materials on March 12, 2010. In this regard, I note that the Staff's response to our No-Action Request is dated February 26, 2010, was sent by regular mail and postmarked March 1, 2010, and that we did not receive it until March 5, 2010. If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7257 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653. Pursuant to Rule 14a-8(j), we have concurrently sent by fax a copy of this correspondence to the UUA.

Sincerely,



Paul T. Dacier
Executive Vice President and General Counsel

cc: Timothy Brennan, Unitarian Universalist Association of Congregations by fax